Filed Pursuant to General Instruction II.L. of Form F-10;
File No. 333-137342
No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.
PROSPECTUS SUPPLEMENT
(To base shelf prospectus dated September 26, 2006)

NEW ISSUE	The date of this prospectus supplement is December 13, 2006
UP TO 9,629,629 UNITS COMPRISING 9,629,629 COMMON SHARES
AND WARRANTS TO PURCHASE
1,925,924 COMMON SHARES OF
BIOMIRA INC.
This prospectus supplement relates to an offering by us on a “best efforts” basis of up to a maximum of 9,629,629 units at a purchase price of U.S. $1.35 per unit. Each unit consists of one common share and 0.20 of a warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of U.S. $1.86.
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of Biomira Inc., 2011 — 94 Street, Edmonton, Alberta, Canada, T6N 1H1 (telephone (780) 450-3761) and are also available electronically at www.sedar.com.
Biomira Inc.’s registered office is 2900 ManuLife Place, 10180 — 101 Street, Edmonton, Alberta T5J 3V5 and its head office is located at 2011 — 94 Street, Edmonton, Alberta T6N 1H1.
This offering is made by Biomira, a foreign private issuer under United States securities laws, which is permitted, under a multi jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Biomira has prepared the financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing standards. Thus, they may not be comparable to the financial statements of United States companies.
You should be aware that the purchase or acquisition of the common shares and warrants described herein may have tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus does not describe these tax consequences for particular investors.

		Placement Agent’s	Proceeds to Biomira
	Price to Public	Commission (2)	(before expenses)
Per unit (1)	U.S. $1.35	U.S. $0.054	U.S. $1.296
Maximum Total	U.S. $12,999,999	U.S. $520,000	U.S. $12,479,999

Notes:

(1)	The one common share and 0.20 of a warrant comprising each unit will separate immediately upon closing of this offering and may be transferred separately. Of the unit issue price of US $1.35, we will allocate US $1.31875 to the one common share and US $0.03125 to the 0.20 of a warrant comprising that unit. Only whole shares will be issuable pursuant to the warrants.

(2)	Our placement agent, Rodman & Renshaw, LLC (“Rodman”), will also receive a number of compensation warrants (warrants to purchase up to 96,296 common shares if this offering is fully subscribed), at an exercise price of U.S. $1.86 per share, equal to 1% of the number of units actually sold to the public through Rodman. We also qualify the compensation warrants and the common shares issuable on exercise of the compensation warrants paid to Rodman under this prospectus supplement. See “Plan of Distribution” on page 4 for more information regarding these arrangements.

	Maximum size or
Placement	number of securities		Exercise
Agent’s position	held	Exercise period/Acquisition date	price
Compensation warrants	Up to 96,296 warrants	Exercisable for a period beginning six months after the date of closing of the offering to 48 months after the date of closing of the offering/Acquired at closing	$1.86
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Biomira is incorporated in Canada, at least half of its officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and a substantial portion of its assets are located in Canada or other foreign jurisdictions.
Our common shares are traded on the Nasdaq Global Market under the symbol “BIOM” and on the Toronto Stock Exchange under the symbol “BRA.” The closing price of our common shares on the Nasdaq Global Market on December 12, 2006 was U.S. $1.55, and the closing price of our common shares on the Toronto Stock Exchange on December 12, 2006 was Cdn. $1.76. There is no market through which our warrants may be sold and purchasers may not be able to resell our warrants purchased under this prospectus supplement. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of securities and the extent of issuer regulation.
INVESTING IN OUR COMMON SHARES AND WARRANTS INVOLVES A HIGH DEGREE OF RISK. SEE THE RISK FACTORS
IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN TO READ ABOUT
FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON SHARES AND WARRANTS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS
APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.
RODMAN & RENSHAW, LLC

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. Under our base shelf registration, this prospectus supplement describes the specific terms of the common shares and warrants that we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The accompanying prospectus dated September 26, 2006 gives more general information, some of which may not apply to the common shares and warrants that we are offering. The accompanying prospectus is referred to as the “prospectus” or the “accompanying prospectus” in this prospectus supplement. Under the prospectus, we may sell any combination of the securities described in the prospectus up to a total dollar amount of U.S. $100,000,000, of which this offering is a part.
In the prospectus, we provide you with a general description of the common shares that we are offering. We additionally describe in this prospectus supplement the warrants that we are offering with the common shares and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common shares and warrants and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.
You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” on page 3 of the accompanying prospectus before investing in our common shares and warrants.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell common shares and warrants only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common shares and warrants.
In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. All references to “dollars”, “Cdn. $” or “$” are to Canadian dollars and all references to “U.S. $” are to United States dollars. In this prospectus supplement, unless the context otherwise indicates, the “Company”, “we”, “us” and “our” each refer to Biomira Inc. and its subsidiaries. All financial information included and incorporated by reference in this prospectus supplement is determined using Canadian generally accepted accounting principles (“Canadian GAAP”).
WHERE YOU CAN FIND MORE INFORMATION
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of Biomira Inc., 2011 — 94 Street, Edmonton, Alberta, Canada T6N 1H1 (telephone (780) 450-3761) and are also available electronically at www.sedar.com.
In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, Biomira is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files with, or furnishes to, the SEC reports and other information. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. You may read any document we furnish to the SEC at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549 by paying a fee. Please call the

SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, documents filed with, or furnished to, the SEC on and after August 5, 2002, have been filed electronically and may be accessed on the SEC’s EDGAR site, which may be found on the internet at www.sec.gov/edgar/searchedgar/webusers.htm.
Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces of Canada and under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or other similar authority in each of the provinces of Canada and to the extent applicable, supersede documents of a similar nature that were previously incorporated by reference:
(a)	the information contained under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” contained in our Interim Report to shareholders for the nine months ended September 30, 2006;
(b)	our unaudited comparative consolidated financial statements for the nine months ended September 30, 2006 together with the notes thereto;
(c)	our Material Change Report dated October 31, 2006 announcing our acquisition of ProlX Pharmaceuticals Corporation, a privately-held biopharmaceutical company;
(d)	our Business Acquisition Report dated December 8, 2006 in relation to the acquisition by us of ProlX Pharmaceuticals Corporation; and
(e)	our Material Change Report dated December 12, 2006 announcing that Biomira has reached an agreement with the United States Food and Drug Administration on a Special Protocol Assessment for the planned Phase III clinical trial of Stimuvax ® for the treatment of non-small cell lung cancer.
Each of the documents above is not incorporated by reference to the extent that its contents are modified or superseded by a statement contained in this prospectus supplement, or by any other document incorporated by a reference herein. Any documents of the type referred to in the preceding paragraph, or similar material, including all Annual Information Forms, all information circulars, all financial statements, all material change reports (excluding confidential reports, if any), all updated earnings coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement. We also incorporate by reference into the registration statement of which this prospectus supplement and the accompanying prospectus form a part all future annual reports and any other information we file with or furnish to the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, if and to the extent expressly provided in such report, until we sell all of the common shares and warrants under this offering.
USE OF PROCEEDS
If we were to sell 9,629,629 units pursuant to this offering, the net proceeds to us from this offering, after deducting the estimated placement agent fees and our estimated offering expenses, will be approximately U.S. $12,348,593 based upon the public offering price of U.S. $1.35 per unit. Our placement agent, Rodman & Renshaw, LLC (“Rodman”), will be working solely on a “best efforts” basis and therefore, we may not sell the entire amount of common shares and warrants offered pursuant to this prospectus. We plan to use the net proceeds we raise for general corporate purposes, including in connection with continued research and product development, including pre-clinical studies, clinical trials and otherwise moving product candidates towards commercialization, and in connection with possible acquisitions or licensing of new product candidates or technology which could result in other product candidates. The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our product development and clinical trial efforts, regulatory approvals, competition, marketing and sales activities and the market acceptance of any products introduced by us.

Pending application of the proceeds of sale of the units, we intend to invest the net proceeds of the sale in short-term, investment-grade, interest-bearing instruments.
DILUTION
The pro forma September 30, 2006 numbers in this paragraph take into account the 17,877,777 common shares issued on the October 30, 2006 acquisition of ProlX Pharmaceuticals Corporation. The pro forma net tangible book value of our common shares on September 30, 2006 was U.S. $19,352,307, or approximately U.S. $0.180 per share. Pro Forma net tangible book value per share represents the amount of our total pro forma tangible assets, less our total pro forma tangible liabilities, divided by the pro forma total number of common shares outstanding. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of common shares and the common shares issuable on exercise of the warrants in this offering and the pro forma net tangible book value per share of our common shares immediately afterwards. Without taking into account any other changes in pro forma net tangible book value after September 30, 2006, other than the sale of the 9,629,629 common shares at a price of U.S. $1.35 per share and the 2,022,220 common shares issuable on exercise (at U.S. $1.86 per share) of the warrants qualified by us under this prospectus supplement and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our pro forma net tangible book value would have been U.S. $35,462,229 or approximately U.S. $0.298 per share. This represents an accretion in pro forma net tangible book value of approximately U.S. $0.118 per share to existing shareholders and a dilution in pro forma net tangible book value of U.S. $1.052 per share to new investors. If only the sale of the 9,629,629 common shares under this offering is taken into account, without taking into account the warrants, and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our pro forma net tangible book value would have been U.S. $31,700,900, or approximately U.S. $0.271 per share. This represents an immediate accretion in pro forma net tangible book value of approximately U.S. $0.091 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of U.S. $1.079 per share to new investors.
PLAN OF DISTRIBUTION
This prospectus supplement relates to an offering by us on a “best efforts” basis to certain individual and institutional investors outside of Canada of up to 9,629,629 units at a purchase price of U.S. $1.35 per unit. Each unit consists of one common share and 0.20 of a warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of U.S. $1.86. In connection with this offering, we will pay fees and issue up to 96,296 compensation warrants (equal to 1% of the number of common shares sold) to Rodman, at an exercise price of U.S. $1.86 per share, who will be working solely on a “best efforts” basis. We may not sell the entire amount of common shares and warrants offered pursuant to this prospectus supplement.
Rodman may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended, (the “Securities Act”), and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, Rodman would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares and warrants by Rodman. Under these rules and regulations, Rodman:
•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such time as it has completed its participation in the distribution.
On December 1, 2006, we entered into a letter agreement with Rodman pursuant to which Rodman agreed to act as a placement agent for purchasers of our securities pursuant to the offering described in this prospectus supplement. Pursuant to the letter agreement, we will issue to Rodman 96,296 compensation warrants (equal to 1% of the number of common shares sold), pay to Rodman a U.S. $10,000 accountable expense allowance, payable only upon completion of this offering, and pay to Rodman, with respect to any financing of equity or debt (including without limitation this offering) or other capital raising activity of the Company occurring on or before January 31, 2007 with any investors which Rodman introduces to Biomira in connection with this offering on or before December 31, 2006, a cash fee equal to 4% of all cash proceeds received by us from such investors. The compensation warrants to be issued to Rodman as part of the placement agent’s fee will be substantially on the same terms as the warrants offered hereby, except that the compensation warrants will have an exercise price equal to U.S. $1.86, will expire if not exercised within 48 months of the date of closing of this offering, and will otherwise comply with NASD Rule 2710(g)(1) in that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any warrant shares issued upon exercise of the compensation warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except the transfer of any security:
i.	by operation of law or by reason of reorganization of the Company;

ii.	to any NASD member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

iii.	if the aggregate amount of securities of the Company held by Rodman or related persons do not exceed 1% of the securities being offered;

iv.	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

v.	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.
Under no circumstances, however, will the fee, commission or discount received by Rodman or any other NASD member or independent broker-dealer exceed 8% for the sale of any securities in this offering.
We have also agreed to indemnify Rodman against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Rodman may be required to make in respect of such liabilities.
DESCRIPTION OF WARRANTS
This prospectus supplement relates to the issuance of warrants to purchase up to 2,022,220 common shares (including the 96,296 compensation warrants issuable to Rodman) and the issuance of the common shares upon exercise of the warrants. The warrants will have an exercise price of U.S. $1.86 per share and are not exercisable until after the expiry of six months from the date of closing of the offering described in this prospectus supplement. The warrants will expire if not exercised within 48 months of the date of closing of this offering. The common shares underlying the warrants, when issued upon exercise of the warrants, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of the underlying common shares except for any tax payable in respect of any transfer in a name other than the holders.
The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:
•	merger,
•	stock split or reverse stock split,
•	stock dividend,
•	sale or transfer of all or substantially all of the Company’s assets,
•	recapitalization, or

•	distribution of assets.
In addition, each warrant contains a provision affording the holder thereof the right to receive, in the event of the occurrence of a fundamental transaction with respect to the Company (e.g., merger or consolidation, sale or transfer of all or substantially all of the Company’s assets, recapitalization, and the like) and upon exercise of the warrant, generally any benefits provided to existing holders of common shares at the time of and as a result of such fundamental transaction. Further, under certain circumstances (if we are acquired for all cash, if we go private or if we are acquired by a company that is not itself publicly traded), the warrant holder may require that the exercise price of the warrant or the number of common shares issuable pursuant to the warrant be adjusted in accordance with a Black-Scholes option pricing model.
We are not required to issue fractional shares upon the exercise of the warrants (we are entitled to pay cash in lieu of the issuance of fractional shares). The holders of the warrants will not possess any rights as shareholders of Biomira until such holders exercise the warrants.
Each warrant may be exercised upon surrender of the warrant (subject to the book entry provisions of the warrant) on or before the expiration date of the warrant at our offices with the Form of Election to Purchase attached to the warrant completed and executed as indicated, accompanied by payment of the exercise price in immediately available funds, by certified or bank draft or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase. The warrants do not contain provisions for cashless exercise (except in circumstances where we are unable to deliver unlegended certificates representing freely tradeable purchased shares to the registered holder of the warrant) and there is no minimum or maximum amount which may be exercised at any one time.
The warrants (or any portion thereof) may be transferred or assigned. We shall register the transfer or assignment of any portion of a warrant in the warrant register upon surrender of the warrant at our offices with the Form of Assignment attached to the warrant completed and executed as indicated. Upon any such transfer or assignment, a new warrant evidencing the portion transferred shall be issued to the transferee, and a new warrant evidencing the remaining portion not transferred shall be issued to the transferor. Each warrant is exchangeable, upon surrender of the warrant at our offices, for one or more new warrants, evidencing in the aggregate the right to purchase the number of common shares which may then be purchased pursuant to the warrant.
For the life of the warrants, the holders of the warrants have the opportunity to profit from a rise in the market price of our common shares without assuming the risk of ownership of the underlying common shares. The warrant holders may be expected to exercise the warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common shares on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we obtain additional capital during the life of the warrants may be adversely affected by the existence of these warrants.
The warrants will not be listed on any exchange or quotation system. We will act as warrant agent under the warrants.
INTERESTS OF EXPERTS
The validity of the securities offered hereby will be passed upon for us by Fraser Milner Casgrain LLP, 2900 ManuLife Place, 10180 — 101 Street, Edmonton, Alberta T5J 3V5. Certain matters of United States law relating to the securities will be passed upon, where required, by Wilson Sonsini Goodrich & Rosati, 701 Fifth Avenue, Suite 5100, Seattle, Washington 98104.
As of December 12, 2006 the designated professionals of Fraser Milner Casgrain LLP and Wilson Sonsini Goodrich & Rosati beneficially own, directly or indirectly, less than 1% of any class of our securities.
RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
We are permitted, under a multi jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared the financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles. Thus, they may not be comparable to the financial statements of U.S. companies.

Summary of significant differences between generally accepted accounting principles (GAAP) in
Canada and the United States
The unaudited pro forma consolidated balance sheet as at September 30, 2006 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 contained within the Business Acquisition Report dated December 8, 2006 (collectively the “pro forma consolidated financial statements”) and the unaudited comparative consolidated financial statements for the nine months ended September 30, 2006 incorporated herein by reference have been prepared in accordance with Canadian GAAP that differs in some respects from those used in the United States (U.S. GAAP). Significant differences between Canadian and U.S. GAAP are described in Note 17 of the Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004.
The significant adjustments required in order to prepare these unaudited comparative consolidated financial statements and unaudited pro forma consolidated financial statements in accordance with U.S. GAAP are as follows (all dollar amounts expressed in thousands of Canadian dollars, except share and per share amounts):

			Pro forma
			Nine months
	Nine months ended		ended	Year ended
	Sep-30	Sep-30	Sep-30	Dec-31
	2006	2005	2006	2005
Consolidated statements of operations

Net loss (as reported)	$(13,548)	$(14,637)	$(14,834)	$(21,246)
Stock compensation expense (6)	—	837	10	1,154
Intangible asset (4)	78	79	78	105
Amortization of intangible assets acquired (2)	—	—	2,273	3,046
Future income tax recovery on amortization of intangible assets acquired (2)	—	—	(783)	(1,044)

Net loss — U.S. GAAP	$(13,470)	$(13,721)	$(13,256)	$(17,985)

Consolidated statements of comprehensive loss

Net loss — U.S. GAAP	$(13,470)	$(13,721)
Current year effect of SFAS 115 (3)	23	43

Comprehensive loss — U.S. GAAP	$(13,447)	$(13,678)

Weighted average shares outstanding	88,227,133	78,606,571	106,104,910	96,537,279

Loss per common share

Basic and diluted loss per share — Canadian GAAP	$0.15	$0.19	$0.14	$0.22
Basic and diluted loss per share — U.S. GAAP	$0.15	$0.17	$0.12	$0.19

					Pro Forma
	Sep-30		Dec-31		Sep-30
	2006		2005*		2006
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Consolidated balance sheets	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Intangible asset (4)	$297	$—	$375	$—	$297	$—
Intangible assets acquired (2)	—	—	—	—	40,405	—
Long-term investment (3)	164	127	264	204	551	514
Future income tax liability (2)	—	—	—	—	13,575	—
Share capital (1), (5), (6)	389,447	392,032	375,497	378,082	414,085	416,670
Warrants (5)	6,483	—	2,959	—	6,483	—
Contributed surplus (5), (6)	21,084	8,901	19,779	8,901	21,084	8,901
Additional paid-in capital (5)	—	15,460	—	10,631	—	15,460
Deficit (1), (2), (4), (6)	(391,720)	(391,396)	(378,172)	(377,926)	(391,720)	(418,226)
Accumulated other comprehensive loss	—	(37)	—	(60)	—	(37)
Total shareholders’ equity	25,294	24,960	20,063	19,628	49,932	22,768

*	Figures excerpted from the 2005 audited consolidated financial statements.
The cumulative effect of these adjustments on consolidated shareholder’s equity is as follows:

			Pro forma
	Sep-30	Dec-31	Sep-30
	2006	2005	2006
Shareholders’ equity (as reported)	$25,294	$20,063	$49,932
Intangible asset (4)	(297)	(375)	(297)
Accumulated other comprehensive loss	(37)	(60)	(37)
Write-down of intangible assets acquired, net of deferred income taxes (2)	—	—	(26,830)

Shareholders’ equity — U.S. GAAP	$24,960	$19,628	$22,768

Included in shareholders’ equity under U.S. GAAP is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. Currently there is no concept similar to comprehensive income under Canadian GAAP.
The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale securities as follows:

	Sep-30	Dec-31
	2006	2005
Accumulated other comprehensive loss (as reported)	$—	$—
Effects of SFAS 115 (3)	(37)	(60)

Accumulated other comprehensive loss — U.S. GAAP	$(37)	$(60)

The unaudited comparative consolidated statements of cash flow for the nine months ended September 30, 2006 are the same under both U.S. and Canadian GAAP.
The significant differences in accounting principles as they pertain to the unaudited comparative consolidated financial statements for the nine months ended September 30, 2006 and the unaudited pro forma consolidated financial statements are as follows:
(1) Business acquisition
Under U.S. GAAP, the acquisition of Biomira U.S.A. Inc. (formerly OncoTherapeutics Inc.) in 1995 was valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition is valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of this difference is that under U.S. GAAP the value of the net shares issued was higher, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, acquired technologies, which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development, and are immediately expensed on the date of acquisition. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.
(2) Business acquisition – pro forma
On October 30, 2006, Biomira acquired a 100% interest in ProlX Pharmaceuticals Corporation (“ProlX”). Under U.S. GAAP, ProlX’s acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition. ProlX’s acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives. In addition, a future income tax liability is recognized on the acquired technologies and amortized over their expected useful lives as an income tax recovery.
Furthermore, U.S. standards for presentation of pro forma financial information requires that material non recurring charges which result directly from the transaction and which will be included in the income of the registrant within twelve months following the transaction are not included in the pro forma income statements. Therefore, the immediate expensing of the $26,830 of acquired technologies, net of future income taxes, required under U.S. GAAP as described above, is not included in the U.S. GAAP pro forma statement of operations.
(3) Available for sale securities
Under U.S. GAAP, SFAS No. 115 requires that available-for-sale securities be reported at fair value, with unrealized temporary holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these securities be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations. Once written down, these securities are not adjusted upward for subsequent appreciation in market value. Such gains are recognized only upon final disposition of the securities.

(4) Intangible assets acquired from others for use in research and development
Under Canadian GAAP, finite life intangible assets, such as patents and licenses, acquired from others for use in research and development activities, are deferred and recognized over the period of the related development project for which reasonable certainty exists. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use would be expensed.
(5) Warrants
Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, with the offset to additional paid in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.
(6) Stock-based compensation
Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. For the nine months ended September 30, 2006, the Company recorded stock compensation expense in the consolidated statement of operations, representing the amortization applicable to the current year of the estimated fair value of stock options granted since January 1, 2002, with the offset to contributed surplus.
Under U.S. GAAP, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment” as interpreted by SAB 107, a revision to SFAS No. 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Pursuant to the provisions of SFAS 123(R), the Company applied the modified prospective transition method such that SFAS 123(R) will apply to new awards, the unvested portion of existing awards and to awards modified, repurchased or cancelled after the effective date. For the nine months ended September 30, 2006, the Company recorded stock compensation expense in the consolidated statement of operations on a straight-line basis over the requisite service period, which is generally the vesting period, with the offset to additional paid in capital. Because the Company has elected to use the modified prospective transition method, results for prior periods have not been restated. The adoption of the SFAS 123(R) has eliminated an existing U.S. GAAP reconciling item with the exception of the recording of forfeitures. Forfeitures must be estimated under U.S. GAAP, while the Company has elected to record forfeitures as incurred under Canadian GAAP. The Company has determined that the effect of estimated forfeitures on stock compensation expense for the nine months ended September 30, 2006 is not material. The Company also evaluated the need to record a cumulative effect adjustment for estimated forfeitures upon the adoption of SFAS 123(R) and determined that no adjustment was required.
Prior to January 1, 2006, under U.S. GAAP the Company measured compensation expense using the intrinsic value based method of accounting for stock options, in accordance with Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123. Under this method, compensation was the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Accordingly, the Company recorded no share-based employee compensation expense as all options granted had exercise prices equal to the fair market value of the common stock on the date of grant. As a result of the adoption of SFAS 123(R), the Company’s stock compensation expense and net loss for the nine month period ended September 30, 2006 and additional paid in capital as at September 30, 2006 under U.S. GAAP were $1,305 greater than they would have been under the Company’s previous accounting method for share-based compensation. Basic and diluted loss per share increased by $0.01 for the nine months ended September 30, 2006. The previous accounting method required pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.
The table below presents the pro-forma disclosures required under SFAS 123 for U.S. GAAP:

Nine months ended
Sep-30
2005
Net loss to common shareholders — U.S. GAAP	$13,721
Compensation expense under SFAS No. 123	1,263

Pro-forma net loss to common shareholders — U.S. GAAP	$14,984

Pro-forma basic and diluted loss per share — U.S. GAAP	$0.19

Stock Option Plan
The Company sponsors a Share Option Plan under which a maximum of 8,900,000 common shares of the Company may be granted to employees, directors and service providers. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant and expire eight years following the date of the initial grant. The Company has a practice of issuing shares from treasury to satisfy share option exercises.
A summary of the status of the Company’s share option plan as at September 30, 2006 and changes during the nine months ended September 30, 2006 is presented below:

	September 30, 2006
	Share	Weighted-Average
	Options	Exercise Price
Options outstanding, beginning of period	4,360,940	$3.99
Granted	3,173,500	$1.23
Exercised	—	$—
Cancelled	(389,231)	$4.03

Options outstanding, end of period	7,145,209	$2.76

Options exercisable, end of period	2,896,819	$4.70

The following table summarizes information on share options outstanding and exercisable at September 30, 2006:

	Share Options Outstanding			Share Options Exercisable
			Weighted			Weighted
			Average			Average
Range of		Weighted	Remaining		Weighted	Remaining
Exercise Prices	Number	Average	Contractual Life	Number	Average	Contractual Life
($ per share )	Outstanding	Exercise Price	( in years )	Outstanding	Exercise Price	( in years )
$1.12 – $2.09	4,130,163	$1.36	7.23	538,023	$1.81	4.81
$2.10 – $3.99	2,217,046	$2.66	3.84	1,560,796	$2.82	3.02
$4.00 – $7.00	419,000	$5.94	2.59	419,000	$5.94	2.59
$7.01 – $14.00	6,500	$10.66	2.32	6,500	$10.66	2.32
$14.01 – $23.10	372,500	$15.22	1.91	372,500	$15.22	1.91

	7,145,209	$2.76	5.63	2,896,819	$4.70	3.14

There were no share options exercised during the nine months ended September 30, 2006. There were 21,907 options exercised in the nine months ended September 30, 2005. These options had nominal intrinsic value. As at September 30, 2006, there are no in-the-money options exercisable based on the Company’s closing stock price of $1.17 on the Toronto Stock Exchange.
A summary of the status of non-vested stock options as at September 30, 2006 and changes in the nine months ended September 30, 2006 is presented below:

	Number of	Weighted-Average
	Non-Vested Options	Grant Date Fair Value

Balance at December 31, 2005	1,817,860	$1.83
Granted	3,173,500	$1.01
Vested	(485,968)	$1.99
Cancelled	(257,002)	$1.85

Balance at September 30, 2006	4,248,390	$1.20

As of September 30, 2006, total compensation cost related to non-vested stock options not yet recognized was $4,172, which will be recognized over the next 48 months on a weighted-average basis.
The Company uses the Black-Scholes option pricing model to value stock options at each grant date. The expected life of options granted was estimated at six years for the nine months ended September 30, 2006 and September 30, 2005 and is based on the historical exercise behavior of employees. The weighted average expected volatility was 103.88% for the nine months ended September 30, 2006 (range of 103.82% to 107.05%) and 114.27% for the nine months ended September 30, 2005 (range of 112.61% to 115.76%). Expected volatility is based on the Bloomberg weekly volatility report for a period equal to the stock option’s expected life. The expected dividend rate is zero for the nine months ended September 30, 2006 and September 30, 2005. The weighted average risk-free interest rate was 4.09% for the nine months ended September 30, 2006 (range of 4.05% to 4.34%) and 3.68% for the nine months ended September 30, 2005 (range of 3.50% to 4.14%). The risk-free rate is based on the Government of Canada benchmark bond yield in effect at the time of the grant.
Supplemental U.S. GAAP Disclosures
The following additional disclosures are required under U.S. GAAP:
Employee benefit plan
Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan as well as limits set by Canadian and U.S. tax authorities. For the period ended September 30, 2006 the Company’s matching contributions to the plan totaled $159 (2005 — $169). There were no changes to the plan during the year.
Recent and Pending Accounting Pronouncements
U.S. Accounting Pronouncements
Effective January 1, 2006, the Company prospectively adopted SFAS No. 153, ‘‘Exchanges of Non-monetary Assets’’, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 did not have a material impact on the Company’s results of operation or financial position in the current period.
Effective January 1, 2006, the Company adopted SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’), which replaces APB No. 20, ‘‘Accounting Changes’’ and supersedes SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28’’. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. The adoption of SFAS No. 154 did not have a material impact on the Company’s results of operation or financial position in the current period.
Effective January 1, 2006, the Company adopted FASB Staff Position (“FSP”) SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. The adoption of this FSP did not have a material impact on the Company’s results of operations or financial position in the current period.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” (“SFAS 155”) which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning on or after September 15, 2006. The Company is currently evaluating the impact of SFAS 155 on its consolidated financial statements.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years beginning on or after November 5, 2006. The Company is currently evaluating the impact SAB 108 will have on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its financial statements.
Canadian Accounting Pronouncements
In January 2005, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.
In January 2005, the AcSB of the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.
In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.
The mandatory effective date for the new Sections 1530, 3251, 3855 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently evaluating the impact of these recently issued standards.
In July 2006, the AcSB of the CICA revised and replaced Handbook Section 1506, Accounting Changes. The revised Section adopts relevant parts of International Financial Reporting Standard IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors.” This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. The Company is currently evaluating the impact the revised Section 1506 will have on its consolidated financial statements.
The AcSB of the CICA issued Handbook Section 3051, Investments, which replaces Handbook Section 3050, Investments. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. However, portfolio investments are now accounted for in accordance with new Section 3855. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.
In July 2006, the AcSB of the CICA issued EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”). EIC-162 establishes guidance where an entity has a stock-based compensation plan that contains provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired from the entity and, therefore, is no longer providing service to the entity in return for the award. EIC-162 outlines the accounting treatment for compensation costs for employees who are eligible to retire at the grant date and employees who will become eligible to retire during the vesting period. This Abstract is to be applied retroactively, with restatement of prior periods, to all stock-based compensation awards accounted for in accordance with Section 3870 in financial statements issued for interim and annual periods ending on or after December 31, 2006. The Company is currently evaluating the impact EIC-162 will have on its consolidated financial statements.
In June 2006, the AcSB of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15(“EIC-163”). EIC-163 deals with situations where an entity enters into arrangements, such as derivative contracts, to reduce or eliminate variability created by certain assets or operations of the entity or mismatches between the overall asset and liability profiles of the entity, thereby protecting certain liability and equity holders from exposure to such variability. This Abstract applies to interim or annual reporting periods beginning on or after January 1, 2007. The Company is currently evaluating the impact EIC-163 will have on its consolidated financial statements.

CONSENT OF DELOITTE & TOUCHE LLP
We have read the prospectus supplement to the short form base shelf prospectus dated September 26, 2006 of Biomira Inc. (the “Corporation”) dated December 13, 2006, (collectively referred to as the “Prospectus”), relating to the offering for sale of up to 9,629,629 units comprising 9,629,629 common shares and warrants to purchase 1,925,924 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Prospectus of our reports to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2005. Our reports are dated February 17, 2006.
(Signed) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Canada
December 13, 2006
CONSENT OF MCCONNELL & JONES LLP
We have read the prospectus supplement to the short form base shelf prospectus dated September 26, 2006 of Biomira Inc. (the “Corporation”) dated December 13, 2006, (collectively referred to as the “Prospectus”), relating to the offering for sale of up to 9,629,629 units comprising 9,629,629 common shares and warrants to purchase 1,925,924 common shares of the Corporation.
We consent to the use, through incorporation by reference in the Prospectus, of our Independent Auditors’ Report, to the Board of Directors and Stockholder of the ProlX Pharmaceuticals Corporation (“ProlX”) on the balance sheet of ProlX as at December 31, 2005 and statement of operations, stockholders’ deficit and cash flows for the year ended December 31, 2005. Our report is dated November 21, 2006.
(Signed) McConnell & Jones LLP
Independent Certified Public Accountants
Houston, Texas
December 13, 2006
CONSENT OF BEACH, FLEISCHMAN & CO., P.C.
We have read the prospectus supplement to the short form base shelf prospectus dated September 26, 2006 of Biomira Inc. (the “Corporation”) dated December 13, 2006, (collectively referred to as the “Prospectus”), relating to the offering for sale of up to 9,629,629 units comprising 9,629,629 common shares and warrants to purchase 1,925,924 common shares of the Corporation.
We consent to the use, through incorporation by reference in the Prospectus, of our Independent Auditors’ Report to the Board of Directors of ProlX Pharmaceuticals Corporation (“ProlX”) on the balance sheet of ProlX as at December 31, 2004, and the statement of operations, shareholders deficiency and cash flows for the year ended December 31, 2004. Our report is dated September 9, 2005.
(Signed) Beach, Fleischman & Co., P.C.
Independent Certified Public Accountants
Tucson, Arizona
December 13, 2006

CERTIFICATE OF BIOMIRA INC.
Dated: December 13, 2006
The short form base shelf prospectus dated September 26, 2006, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing prospectus supplement, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the base shelf prospectus and this prospectus supplement as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Newfoundland and Labrador and Prince Edward Island.

(signed) ROBERT L. KIRKMAN	(signed) EDWARD A. TAYLOR
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
On behalf of the Board of Directors

(signed) CHRISTOPHER S. HENNEY	(signed) W. VICKERY STOUGHTON
DIRECTOR	DIRECTOR